Exhibit 21.1

List of Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation

Lingbao Wason Copper-Foil Co., Ltd.	PRC

Lingbao Wason Copper-Foil Co., Ltd.	PRC

Lingbao Baoxin Electronic Science and Technology Co., Ltd.	PRC

Shanxi Hanhe New Material Technology Co., Ltd.	PRC

Shandong Hesheng Copper Co., Ltd.	PRC

Shenzhen Londian Wason Technology Co., Ltd.	PRC

Nanjing Longxin Electronic Technology Co., Ltd.	PRC

Nanjing Londian Wason New Energy Materials Industrial Technology Research Institute Co., Ltd.	PRC

Nanning Longdian Ningxin New Material Technology Co., Ltd.	PRC